

SECURITIES AND EXCHANGE COMMISSION

07001425

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2005 (MM/DD/YY) AND ENDING November 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Security Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23945 Calabasas Road Suite 113 C
(No. and Street)

Calabasas California 91302
(City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
JAN 29 2007
WASH. D.C.
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Leach (818) 225-1210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Leach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Security Corporation, as of November 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 26 day of Jan, 2007

Notary Public

By: [signature]
Signature

President
Title


MARTIN J. STARK
COMM. #1533571
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Dec. 11, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Investment Security Corporation

We have audited the accompanying statement of financial condition of Investment Security Corporation as of November 30, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Security Corporation as of November 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America .

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 20, 2006

We Focus & Care SM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Investment Security Corporation
Statement of Financial Condition
November 30, 2006

Assets

Cash and cash equivalents	$ 38,422
Commissions receivable	170,096
Accounts receivable	3,408
Security deposit	1,638
Total assets	$ 213,564

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$ 1,300
Commissions payable	144,861
Payroll taxes payable	2,113
Income taxes payable	3,037
Total liabilities	151,311

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	10,000
Retained earnings	51,253
Total stockholder's equity	62,253
Total liabilities and stockholder's equity	$ 213,564

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Income
For the year ended November 30, 2006

Revenue	
Commission income	$ 2,536,511
Fees income	44,480
Interest and dividends	706
Other income	6,709
Total revenue	2,588,406
Expenses	
Commissions and floor brokerage	2,241,138
Employee compensation and benefits	8,448
Communications	1,677
Occupancy and equipment rental	3,840
Taxes, other than income taxes	3,771
Other operating expenses	287,913
Total expenses	2,546,787
Income (loss) before income tax provision	41,619
Income tax provision	6,972
Net income (loss)	$ 34,647

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes of Stockholder's Equity
For the year ended November 30, 2006

	Common Stock	Additional Paid - in Capital	Retained Earnings	Total
Balance at November 30, 2005	$ 1,000	$ 10,000	$ 16,606	$ 27,606
Net income (loss)	–	–	34,647	34,647
Balance at November 30, 2006	$ 1,000	$ 10,000	$ 51,253	$ 62,253

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes in Cash Flows
For the year ended November 30, 2006

Cash flows from operating activities:		
Net income (loss)		$ 34,647
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ (115,491)	
Accounts receivable	(3,408)	
Security deposit	(1,638)	
Prepaid income taxes	32	
(Decrease) increase in:		
Accounts payable	557	
Commissions payable	95,955	
Payroll payable	2,113	
Income tax payable	2,882	
Deferred income	(2,547)	
Total adjustments		(21,545)
Net cash and cash equivalents provided by (used in) operating activities		13,102
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		13,102
Cash and cash equivalents at beginning of year		25,320
Cash and cash equivalents at end of year		$ 38,422

Supplemental disclosure of cash flow information:

Cash paid during the year for

Income taxes	$ 4,000
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Investment Security Corporation (the "Company") was incorporated, in California, on January 21, 1999, as a registered broker-dealer under the Securities Exchange Act of 1934. The Company received operating approval from the National Association of Securities Dealers ("NASD") on November 29, 1999. The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the NASD and the Securities Investors Protection Corporation ("SIPC").

The Company's principal business is to serve in the capacity as the broker dealer for the offering and selling of private placements, IRC section 529 plans, mutual funds and variable insurance products at the retail level.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes certificates of deposit as cash equivalents.

Advertising and promotion costs are expensed as incurred. For the year ended November 30, 2006 the Company charged $946 to other operating expenses for promotion costs.

Commissions and fee income are recognized when earned, with related commission expenses accrued concurrently.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: INCOME TAXES

The income tax provision consists of the following:

Federal taxes	$ 4,545
State taxes	2,427
Total income tax expense	$ 6,972

Deferred income tax expenses are recognized for the tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Note 3: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a 3-year lease agreement for office space which commenced November 1, 2006 and expires November 30, 2009. This lease contain provisions for rent escalation based on increases in certain costs incurred by the lessor. The Company shares its office space with two related companies, whereby the Company pays 50% of the rent while the other two pay 25% each.

Future minimum lease payments under the lease are as follows:

	November 30,
2007	$ 18,470
2008	19,066
2009	19,661
2010 & thereafter	–
Total	$ 57,197

Rent expense was $3,840 for the year ended November 30, 2006

Note 3: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at a financial institution. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended November 30, 2006, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 4: RELATED PARTY TRANSACTIONS

For the year ended November 30, 2006, the Company paid an accounting firm controlled by a former owner $2,509, included in other operating expenses, for financial statement and tax preparation. The Company also paid a legal firm controlled by its president $191,862 for compliance and legal services.

The Company has an expense sharing agreement with two entities affiliated through common management whereby during the year ended November 30, 2006, the Company incurred $3,840 for rent and $5,905 for operating expenses, including office expense, and telephone expense.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* (FAS 123R), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2006, the Company had a net capital of $31,972 which was $21,895 in excess of its required net capital of $10,077; and the Company's ratio of aggregate indebtedness ($151,311) to net capital was 4.75 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $23,705 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 55,677
Adjustments:		
Non-allowable assets	$ (28,749)	
Retained earnings	4,952	
Haircuts	92	
Total adjustments		(23,705)
Net capital per audited statements		$ 31,972

Investment Security Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2006

Computation of net capital:

Stockholder's equity		
Common stock	$ 1,000	
Additional paid-in capital	10,000	
Retained earnings	51,253	
Total stockholder's equity		$ 62,253
Less: Non-allowable assets:		
Commissions receivable	(25,235)	
Accounts receivable	(3,408)	
Security deposit	(1,638)	
Total adjustments		(30,281)
Net Capital		31,972

Computation of net capital requirements:

Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 10,077	
Minimum dollar net capital required	5,000	
Net capital required, greater of above		10,077
Excess net capital(deficiency)		$ 21,895
Ratio of aggregate indebtedness to net capital	4.75:1	

There is a $23,705 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated November 30, 2006. See Note 7.

See independent auditor's report.

Investment Security Corporation
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of November 30, 2006

A computation of reserve requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Investment Security Corporation
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of November 30, 2006

Information relating to possession or control requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Investment Security Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended November 30, 2006

Board of Directors
Investment Security Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Investment Security Corporation (the Company), for the year ended November 30, 2006, we considered its internal control, including control activities for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Investment Security Corporation including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 20, 2006

END